EXHIBIT 99.1

EVS Launches iBar, the Revolutionary New On-Loom Monitoring System

Initial Installations at 4 Customers

CAESAREA, Israel, July 17, 2014 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced the release of iBar. iBar is positioned to become an essential tool for textile manufacturers to maximize profit, with complete raw material utilization.

The first application of this solution is for monitoring production looms to ensure that the highest priced textile component, raw material, gives maximum product yield. iBar provides complete reel and process inspection during the most critical step in textile production, the formation of the fabric web. By providing real-time feedback and complete defect elimination, iBar enables manufacturers to improve input-output ratios.

Sam Cohen, CEO of EVS commented, "The textile industry has been searching for this type of solution for nearly four decades, and we have developed the technology to make it possible. The soft launch of the iBar has so far received a warm welcome and we already have it installed at four customer sites. Our goal is to sell at least 50 machines this year, growing exponentially to 500 in 2015. We believe the iBar will propel EVS into a new chapter in our history."

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com